September 2, 2010

BY EDGAR

Ellie Bavaria

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:

Province of British Columbia

Registration Statement under Schedule B

File No. 333-167980

Filed July 2, 2010

Form 18-K for Fiscal Year Ended March 31, 2009, as amended

File No. 333-82846

Filed October 2, 2009 and amended November 30, 2009 and March 8,

April 28, July 13 and August 18, 2010

Dear Ms. Bavaria:

On behalf of our client, the Province of British Columbia (the “Province”), we hereby acknowledge receipt of the comment letter dated July 30, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Registration Statement under Schedule B (the “Registration Statement”) and Form 18-K, as amended.  On behalf of the Province, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Province’s responses.  References in this letter to the “Prospectus” are to the prospectus contained in the Registration Statement.

RESPONSES TO STAFF COMMENTS

General

1.                                      We note that the Province references the global financial crisis at several points in the materials incorporated by reference.  Where appropriate, please discuss any additional material effects the global financial crisis has had on the Province’s public finances or economy more generally and any additional measures the Province has implemented to mitigate any such effects.

Response:  The material effects that the global economic crisis has had on the Province’s public finances and economy more generally, and the measures that the Province has implemented to mitigate such effects, are discussed in detail in the documents incorporated by reference in the Registration Statement and the Prospectus.  The Province respectfully refers the Staff to the following discussions:

(a)          under the headings “Chapter One — Economic Review — British Columbia Economy” and “Chapter Two — Financial Review — 2009/10 Overview” in the 2010 British Columbia Financial and Economic Review (April 2009 to March 2010), filed with the Commission as Exhibit 99.14 to Amendment No. 5 to the Province’s Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on August 18, 2010 (the “Financial and Economic Review”);

(b)         under the heading “Financial Statement Discussion and Analysis Report” in the Province of British Columbia Public Accounts 2009/10, filed with the Commission as Exhibit 99.13 to Amendment No. 4 to the Province’s Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on July 13, 2010 (the “Public Accounts 2009/10”); and

(c)          under the heading “Part 3:  British Columbia Economic Review and Outlook” in the Budget and Fiscal Plan, 2010/11 — 2012/13, filed with the Commission as Exhibit 99.9 to Amendment No. 2 to the Province’s Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on March 8, 2010 (the “Budget and Fiscal Plan 2010/11 — 2012/13”).

The Province will continue to ensure that material developments relating to the effects on the Province’s public finances and economy of the global financial crisis, and the Province’s response thereto, are timely disclosed in the Province’s Form 18-Ks and Form 18-K/As filed with the Commission.

2.                                      Where appropriate, please discuss any material impact the European sovereign debt crisis has had or is expected to have upon the Province’s public finances or economy more generally.

Response:  The Province believes that the European sovereign debt crisis has not had, and is not expected to have, a material impact on the Province’s public finances or economy.  As disclosed under the headings “Chapter Two — Financial Review — Credit

Rating” on page 55 of the Financial and Economic Review” and “Financial Statement Discussion and Analysis Report — Discussion and Analysis — Strong Credit Rating” on page 26 of the Public Accounts 2009/10, the Province has maintained a strong balance sheet and has a stable credit rating with all three of its credit rating agencies.  In 2009/10, Moody’s Investors Service Inc. gave the Province an Aaa (stable) credit rating (2009: Aaa), Standard and Poor’s gave the Province an AAA (stable) credit rating (2009: AAA), and Dominion Bond Rating Services gave the Province an AA (high) credit rating (2009: AA (high)).  These ratings were affirmed by each agency in May 2010 after the Province released its Budget & Fiscal Plan 2010/11 — 2012/13.

3.                                      We note press reports indicating that a series of bomb attacks on natural gas pipelines occurred in the Dawson Creek region in 2008 and 2009.  Please advise us of any recent developments on this issue and, if material, discuss the impact these attacks have had on the Province’s public finances or economy more generally.

Response:  There have been no further attacks on pipeline infrastructure since July 4, 2009.  The Province believes that the attacks have not had a material impact on the Province’s public finances or economy.

4.                                      Where appropriate, please discuss any material impact declining populations of certain salmon species in the Province’s waters have had on the Province’s public finances or economy more generally.  Please also discuss the causes of the declines, if known, and any measures the Province has taken to address these declines.

Response:  The Province believes that declining salmon populations in the Province’s waters has not had a material impact on the Province’s public finances or economy.  In 2009, salmon exports accounted for less than 2% of the Province’s total international goods exports.  See Table A1.7 “British Columbia International Goods Exports by Major Market and Selected Commodities, 2009” on page 27 of the Financial and Economic Review.  British Columbia is currently reaping the largest sockeye salmon returns in the Fraser River in nearly a century, just one year after the smallest returns on record.  However, it is unclear whether the decline in salmon populations has ceased.  The Province awaits the report of the Cohen Commission of Inquiry Into the Decline of Sockeye Salmon in the Fraser River (appointed by the Governor General of Canada), which is expected to be released in January 2011.  The Province will continue to ensure that any material developments relating to the effects on the Province’s public finances or economy of the declining populations of certain salmon species, and the Province’s response thereto, are timely disclosed in the Province’s Form 18-Ks and Form 18-K/As filed with the Commission.

5.                                      We note that home prices and existing home sales have rapidly increased in the Province recently.  Please discuss any material effects potential declines in home prices or sales would have on the Province’s public finances or economy more generally.

Response:  A decline in home prices or sales would result in lower revenue from property transfer tax.  Government revenue from property transfer tax can be volatile compared to changes in overall economic activity.  Typically, revenue sources that decline relative to budget are offset by other sources that increase.  The Province’s fiscal forecast is based on prudent economic assumptions and includes a $300 million forecast allowance to absorb developments such as lower-than-expected revenues or increased expenses as a result of natural disasters.  An updated forecast will be available in the First Quarterly Report to be released in September 2010, which will be filed with the Commission promptly after its release.  The Province will continue to make appropriate disclosure in the Province’s Form 18-Ks and Form 18-K/As filed with the Commission.

Registration Statement under Schedule B

Enforceability and Governing Law, page 11

6.                                      If possible, please quantify the length of the limitation period within which securities-related claims against the Province must be brought in the Supreme Court of British Columbia.  Please also disclose any other material limitations the Crown Proceeding Act may place on a holder’s ability to bring suit or obtain a remedy against the Province in any matter involving the securities.

Response:  Under the Limitation Act (British Columbia) (the “Limitation Act”), there are a number of variables that would determine what limitation period would be applicable and from what date the period would run for a securities-related claim against the Province.  These variables may include the following, among others:

•                                the nature of the claim (for example, debt claims have different limitation periods than claims based on judgements obtained in relation to equity claims or trust or property-related claims);

•                                who the claimant is (for example, limitation periods are postponed for minors and persons under legal disability); and

•                                certain other factual circumstances (for example, part payments or written acknowledgments of debt by the debtor may reset the limitation period).

Furthermore, a holder may choose to bring suit in a jurisdiction other than British Columbia, in which case, depending on the conflict of law rules in such jurisdiction, the limitation period applied may be derived from the laws of such jurisdiction rather than the Limitation Act.

Due to the variability and complexity of the factors involved in determining an applicable limitation period, the Province believes that it is not possible to provide a description of the limitation period for a securities-related claim against the Province that would be meaningful to investors.  The Province notes that other Canadian governmental issuers also do not attempt to include information of this nature in their disclosure.

The Province believes that the “Enforceability and Governing Law” section adequately describes all of the material limitations in the Crown Proceeding Act (British Columbia) on a holder’s ability to bring suit or obtain a remedy against the Province in relations to its securities.  Therefore, the Province respectfully submits that it is not necessary to revise the disclosure.

Amendment No. 4 to Annual Report on Form 18-K

Exhibit 99.13

Financial Assets, page 22

7.                                      Please discuss any material impact the 2008/09 to 2009/10 year-over-year reduction in “cash, cash equivalents, temporary investments and warehouse investments” has had or is expected to have on the Province’s ability to implement social or economic policy.

Response:  The Province believes that the year-over-year reduction in cash, cash equivalents, temporary investments and warehouse investments noted in the Staff’s comment has not had, and is not expected to have, any material impact on the Province’s ability to implement social or economic policy.  As disclosed on page 22 of the Public Accounts 2009/10, this year-over-year decrease reflects investments in infrastructure projects to stimulate economic growth, and total financial assets remained unchanged year-over-year.

Taxpayer-supported debt to GDP, page 25

8.                                      Please discuss whether the increase in the ratio of taxpayer-supported debt to GDP from 2008/09 to 2009/10, or whether increasing levels of provincial debt generally (see “Total Provincial Debt,” page 25), will materially affect the Province’s ability to satisfy its debt obligations.

Response:  The Province does not believe that the increase in the ratio of taxpayer-supported debt to GDP noted in the Staff’s comment, or increasing levels of provincial debt generally, will materially affect the Province’s ability to satisfy its debt obligations.  As noted in response to Comment #2 above, the Province has maintained a strong balance sheet and has a stable credit rating with all three of its credit rating agencies.  Further, as disclosed on page 52 of the Financial and Economic Review and pages 128 and 129 of the Public Accounts 2009/10, the Province’s ratio of taxpayer-supported debt as a percentage of provincial gross domestic product and its ratio of taxpayer-supported debt servicing costs as a percentage of revenue are among the lowest of the Canadian provinces, highlighting the Province’s strong financial position and relatively low debt servicing costs.

The Province acknowledges the Staff’s response protocol as well as the other matters set forth in the closing paragraphs of the Comment Letter, including that any request for acceleration must be submitted at least two business days prior to the requested effective date.

We appreciate the Staff’s assistance in reviewing this response letter.  Please direct all questions or comments regarding this letter to the undersigned at (416) 360-2967 or to Tina Li at (416) 360-2985.

Sincerely,

/s/ Christopher J. Cummings

Christopher J. Cummings

Enclosures

cc:	David Latham
Michael Shepherd
Province of British Columbia

Alan Dean
Davis Polk & Wardwell LLP